*FOIA Confidential Treatment Request*
Confidential Treatment Requested by
MongoDB, Inc.
in connection with Registration Statement
on Form S-1 filed on September 21, 2017

BBabak Yaghmaie +1 212 479 6556 byaghmaie@cooley.com	VIA EDGAR AND COURIER

October 3, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention:                                         Kathleen Collins, Accounting Branch Chief

David Edgar, Staff Accountant

Barbara C. Jacobs, Assistant Director

Katherine Wray, Attorney Advisor

Jeff Kauten, Attorney Advisor

RE:        MongoDB, Inc.
Registration Statement on Form S-1
Filed on September 21, 2017
File No. 333-220557

Ladies and Gentlemen:

On behalf of MongoDB, Inc. (the “Company”), we are providing this letter in response to a letter, dated September 29, 2017, received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) with respect to the Company’s Registration Statement on Form S-1 (File No. 333-220557), filed with the Commission on September 21, 2017 (the “Registration Statement”).

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter received from the Staff, which for your convenience we have incorporated into this response letter in italics. Page references in the text of the Company’s responses set forth below correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in the Registration Statement or the Company’s September 28, 2017 letter to the Staff.

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

COOLEY LLP   1114 AVENUE OF THE AMERICAS   NEW YORK, NY   10036
T: (212) 479-6000  F: (212) 479-6275  COOLEY.COM

Confidential Treatment Request

Due to the commercially sensitive nature of information contained in this letter, the Company hereby requests, pursuant to 17 C.F.R. §200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. §200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such event, we request that you telephone the undersigned at (212) 479-6556 rather than rely on the U.S. mail for such notice.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cohort and Contribution Margin Analyses

Contribution Margin Analysis, page 65

1.                                      Your presentation of contribution margin appears to be a non-GAAP measure which may not comply with Regulation G and Item 10(e) of Regulation S-K. Please advise.

The Company acknowledges the Staff’s comment and respectfully submits that the Company’s presentation of contribution margin is a description of the Company’s operations rather than a non-GAAP measure. Contribution margin is not a numerical measure of the Company’s historical or future financial performance, financial position or cash flows.  Rather, it is an operational measure derived from a combination of information calculated in accordance with GAAP and operational measures that are not non-GAAP measures, as permitted in Rule 101(a)(1) of Regulation G.

The contribution margin is not derived from adjusting a line item from the Company’s consolidated GAAP financial statements.  In contrast, it is an operational measure that serves as a proxy for the effectiveness of the Company’s sales and marketing efforts to generate new ARR, much the way cost accounting is applied by a company internally to assess its operations and often described in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of a registration statement (e.g., individual drivers contributing to changes period over period).

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

The Company used ARR for this analysis, rather than revenue, because this is an operating measure of the 2015 Cohort and it is designed to provide investors with transparency into the underlying performance of a specific cohort over time that is not available in the Company’s annual or quarterly financial statements.  In addition, the Company could not present revenue or reconcile to revenue given that the Company does not track revenue by customer cohort. The Company applies ARR (similar to “bookings” or “billings”) from the defined subset of customers and compares it to the associated costs of generating and servicing that ARR. This operational metric provides a greater transparency to investors with regard to the overall efficiency of the Company’s sales and marketing efforts.  The Company does not intend the measure to be used as a proxy for overall profitability of the Company’s business, and the Company intends to include a further warning in the next amendment of its Registration Statement in this regard, as set forth below. Given that the Company is not currently profitable and is experiencing substantial revenue and customer growth, this measure is generally believed to be of significant interest and value to investors in understanding the Company’s sales and marketing efforts as investors evaluate the Company’s business.

Contribution margin is a typical operational measure used by the investor community and analysts who follow the Company’s industry to measure performance across the industry.  Contribution margin analysis shows the cost and benefit to the Company from generating an initial sale and retaining and expanding a customer’s ARR from a particular cohort of customers. The Company has not presented contribution margin on an aggregate basis for any period presented. Therefore, the individual customer cohort contribution margins cannot be added together to reconcile to any aggregate operational or financial data for the periods presented. As a result, the Company believes the contribution margin analysis represents a description of a component of operations as an operational metric as opposed to a non-GAAP financial measure that would require additional disclosure under Regulation G and Item 10(e) of Regulation S-K and a reconciliation to an aggregate GAAP metric. The Company does not believe the customer cohort contribution margins can be reconciled in any meaningful manner to a GAAP measure.

Summary of Calculation of Contribution Margin

To provide investors with a further understanding of the economics of the Company’s customer relationships and overall effectiveness of the Company’s sales and marketing efforts, the Company is providing a contribution margin analysis of the customers it acquired during the fiscal year ended January 31, 2015, which the Company refers to as the 2015 Cohort. The Company defines contribution margin as follows:

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

ARR from subscription commitments as of the end of the fiscal year from the cohort of customers acquired in fiscal year 2015 (the 2015 Cohort)

less:	Cost associated with the same ARR commitments in a given fiscal year

less:	Sales and marketing expense associated with ARR attributable to new sales, renewals and expansion sales to the 2015 Cohort in a given fiscal year

Equals =	Contribution Margin

Annual Recurring Revenue (“ARR”) is defined on page 64 in the Direct Customer Cohort Analysis of the Registration Statement. In this analysis, the Company does not include the revenue and associated costs and sales and marketing expense of professional services and the Company’s self-service products, as contribution margin is intended solely to be a measure of the efficiency of the Company’s direct sales organization.

Cost Associated with ARR

Cost associated with ARR primarily includes personnel costs, including salaries, bonuses and benefits, for employees associated with the Company’s subscription agreements principally related to technical support and allocated shared costs. Cost associated with ARR is calculated for a given period by multiplying the cost of subscription revenue as a percentage of subscription revenue for the products associated with ARR for that period by the ARR of the cohort in such period. For the analysis, the Company does not include professional services and the Company’s self-service products, which are not included in ARR.

Sales and Marketing Expense Associated with ARR

Estimated allocated sales and marketing expense includes personnel costs, including salaries, sales commissions and benefits, and marketing program expenses associated with the sales and marketing efforts to increase ARR through acquiring new customers or expanding subscriptions of existing customers or renewals of existing ARR. The Company attributes estimated allocated sales and marketing expense of new ARR to the period when a new customer begins a subscription or when an existing customer

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

expands its subscription with the Company.  The Company allocates costs associated with renewals of ARR to the renewal period.

Given this analysis is designed to provide investors with an operating metric that provides a greater level of transparency around the effectiveness of the Company’s direct ARR selling efforts, the Company has excluded the sales and marketing expenses associated with professional services and the Company’s self-service products. The Company then allocates the sales and marketing expenses associated with ARR among new ARR from new customers, the expansion of ARR from existing customers and sales expenses associated with renewals of existing ARR. The allocation of sales and marketing expenses associated with new ARR is allocated to new and existing customers based on the amount of new ARR generated from each group, incorporating the proportion by which selling to existing customers is more efficient than acquiring new customers. The associated costs in each fiscal year include the sales and marketing expenses for any new ARR sold to the 2015 Cohort in that year in addition to the cost associated with renewals of ARR from the 2015 Cohort in that fiscal year.

The Company respectively advises the Staff that it intends to revise the disclosure on pages 65, 66 and 67 of the Registration Statement as follows:

“Contribution Margin Analysis

To provide a further understanding of the economics of our customer relationships and the efficiency of our direct sales force, we are providing a contribution margin analysis of the customers we acquired during the fiscal year ended January 31, 2015, which we refer to as the 2015 Cohort. We believe the 2015 Cohort is a fair representation of our overall customer base because it includes customers across industries and geographies and includes customers who have expanded their subscriptions as well as those who have reduced or not renewed their subscriptions. We define contribution margin as the ARR of subscription commitments from the customer cohort at the end of a period as compared to the associated cost of ARR and estimated allocated sales and marketing expense, which we collectively refer to as associated costs. We define contribution margin percentage as contribution margin divided by the ARR associated with such cohort in a given period. In this analysis, we do not include revenue, the associated costs and sale and marketing expense of professional services and our self-service products, as they are not included in ARR.

Cost associated with ARR primarily includes personnel costs, including salaries, bonuses and benefits, for employees associated with our subscription agreements principally related to technical support and allocated shared costs. Cost associated with ARR is estimated for a given period by multiplying the cost of subscription revenue as a percentage of subscription revenue for products associated with ARR for that period by the ARR in such period. Estimated allocated

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

sales and marketing expense includes personnel costs, including salaries, sales commissions and benefits, and marketing program expenses associated with the sales and marketing efforts to increase ARR through acquiring new customers or expanding subscriptions of existing customers or renewals of existing ARR. The Company attributes estimated allocated sales and marketing expense for new ARR to the period when a new customer begins a subscription or when an existing customer expands its subscription with the Company.  The Company allocates costs associated with renewals of ARR to the renewal period.  The allocation of sales and marketing expenses associated with new ARR are allocated to new and existing customers based on the amount of new ARR generated from each group, incorporating the proportion by which selling to existing customers is more efficient than acquiring new customers.  Cost associated with ARR and estimated allocated sales and marketing expense do not include share-based compensation, as it is a non-cash expense. They also do not include research and development and general and administrative expenses because these expenses support the growth of our business broadly and benefit all customers.

At the end of fiscal year 2015, the 2015 Cohort accounted for $11.5 million in ARR and $24.3 million in associated costs, representing a contribution margin of ($12.8) million, or a contribution margin percentage of (111)%. At the end of fiscal year 2016, the 2015 Cohort accounted for $12.8 million in ARR and $5.2 million in associated costs, representing a contribution margin of $7.6 million, or a contribution margin percentage of 59%. At the end of fiscal year 2017, the 2015 Cohort accounted for $19.5 million in ARR and $7.8 million in associated costs, representing a contribution margin of $11.7 million, or a contribution margin percentage of 60%. These metrics are illustrated in the chart below.

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

We expect that the contribution margin and contribution margin percentage of our customer cohorts will fluctuate from one period to another depending upon the number of customers remaining in each cohort, our ability to increase their ARR, other changes in their subscriptions, as well as changes in our associated costs. We may not experience similar financial outcomes from future customers. We do not have consistent corresponding information for prior historical periods that would allow us to present additional historical cohorts, and the ARR, associated costs, contribution margins and contribution margin percentages from such cohorts could vary.

The relationship of ARR to associated costs is not necessarily indicative of future performance, and we cannot predict whether future contribution margin analyses will be similar to the above analysis. Other companies may calculate contribution margin differently and, therefore, the analyses of other companies may not be directly comparable to ours. We have not yet achieved profitability, and even if our revenue exceeds our associated costs over time, we may not be able to achieve or maintain profitability. Contribution margin is an operational measure and not a GAAP measure.  It is not a measure of profitability and is not intended to be used as a proxy for the profitability of our business.”

Critical Accounting Policies and Estimates

Stock-Based Compensation Expense

Common Stock Valuations, page 82

2.                                      We have reviewed your letter dated September 28, 2017. Please explain further the significant increase in the fair value of the company’s common stock from the May (sic) and July 2017 grants to the midpoint of the IPO price range. Also, please address the following:

The Company believes the difference between the fair value of its common stock as of April 5, April 19, June 6 and July 13, 2017 and the Preliminary IPO Price Range, as recommended by the underwriters, is the result of the following factors:

•                  Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of outstanding convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. In addition, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. The holders of convertible preferred stock also have anti-dilution protection under certain

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

circumstances and special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of its convertible preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

•                  Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The valuation that was used by the Company’s board of directors as part of its determination of the fair value of the Company’s common stock as of April 5 and April 19, 2017, June 6, 2017 and July 13, 2017 reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the timing and likelihood of an IPO, despite the Company’s submission of its initial draft registration statement (“DRS”), as discussed in greater detail below. Given the proximity to the completion of the Company’s IPO, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

•                  Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the IPO, the Preliminary IPO Price Range assumes a successful offering. A successful offering provides the Company with (1) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (2) access to the public company debt and equity markets, and (3) a ‘currency’ to enable the Company to make strategic acquisitions as the Company’s board of directors may deem appropriate, which are reflected in the Preliminary IPO Price Range.

•                  Different Valuation Methodology. The Preliminary IPO Price Range is based in large part on the underwriters’ substantial experience and expertise in advising companies on IPOs, their experience in capital markets generally and in establishing a price range for an IPO of a growth-oriented, technology company. The Preliminary IPO Price Range was determined in consultation with the underwriters without reference to the CVM, OPM, PWERM methodologies and implies a forward revenue multiple of 4.2x to 5.0x. While the Company similarly used a forward revenue multiple of 5.0x in the IPO scenario in its valuation inputs, the Company utilized a hybrid methodology that applied a percentage weighing to the IPO scenario, but also valued other possible outcomes and transactions, including a change of control transaction and secondary transactions.

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

The chart below indicates the relative weightings the Company applied in each of the January 31, 2017, April 30, 2017 and July 31, 2017 valuations (the “Contemporaneous Valuations”).

	January 31, 2017	April 30, 2017		July 31, 2017		Change in
	Of Total Weight(1)	Standalone for the Hybrid Method	Of Total Weight	Standalone for the Hybrid Method	Of Total Weight	Total Weighting — Jan to April	Change in Total Weighting — April to July
IPO scenario	N/A (1)	25%	20%	50%	37.5%	+20%	+17.5%
OPM	85%	75%	60%	50%	37.5%	-25%	-22.5%
Total Hybrid	N/A	100%	N/A	100%	N/A

OPM-backsolve weighting	10%	N/A	N/A	N/A	N/A	-10%	N/A
Total Hybrid weighting	N/A	80%	N/A	75%	N/A
Secondary weighting	5%	20%	20%	25%	25%	+15%	+5%
Total	100%	100%	100%	100%	100%

(1) The hybrid model was not introduced until the April valuation as the IPO was not considered to be a potential outcome prior to the IPO organizational meeting.

•                                          For the stock options granted on July 13, 2017, please tell us how you determined that the 20% weighting placed on the IPO Scenario (as indicated in your August 2, 2017 response letter) was appropriate. In this regard, we note that a 50% weighting was applied to this scenario for a subsequent valuation done in the same month that these grants were made; and

The Company respectfully advises the Staff that on April 5 and April 19, 2017, June 6, 2017 and July 13, 2017 there was still tremendous uncertainty as to whether the Company would complete an IPO in 2017, in 2018 or beyond. The Company’s organizational meeting for the IPO took place on April 28, 2017. The April 30, 2017 valuation took into consideration the fact that the IPO organizational meeting had occurred and that the initial DRS had been submitted by the time the report was issued on July 13, 2017. To reflect the potential for an IPO, the April 30, 2017 valuation introduced the IPO Scenario to the hybrid valuation model.  When the Company’s board of directors granted stock awards in June 2017 and July 2017, whether the Company would elect to pursue an IPO in 2017 was still uncertain. The Company’s board of directors wanted to evaluate the Company’s upcoming quarterly financial results and assess achievement against certain operational milestones before making any firm decision regarding the ultimate timing of the Company’s IPO. The Company’s board of directors did not know the results for the Company’s second fiscal quarter and was still weighing the possible timing of an IPO when it granted the June 2017 and July 2017

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

awards. Given this uncertainty, and the lack of other intervening events, the Company’s board of directors determined that it was still appropriate to rely on the Company’s April 30, 2017 valuation for purposes of determining the fair market value of such awards on July 13, 2017 and appropriate to apply a 25% weighting to the IPO scenario in the hybrid model.  The business continued to execute in late July and August against operational milestones laid out by the Company’s board of directors and, therefore, once the Company’s second fiscal quarter of 2017 were known, the Company had better visibility into its possible IPO timing.  While significant uncertainty still remained as to the timing and likelihood of the Company’s IPO, the Company increased the IPO scenario weighting in the July 31, 2017 valuation to 50% of the hybrid model, which was issued by the third party valuation firm on September 6, 2017, taking into consideration the progress towards an IPO up to that date and the results of the second quarter.

•                                          Tell us how the comparable companies used in determining the IPO price range compare to those used in determining the fair value of your common stock for your May (sic) and July grants. To the extent that the comparable companies differ significantly, please explain.

The Company respectfully advises the Staff that the predominant weighting used by the underwriters in determining the Company’s Preliminary IPO Price Range were companies that recently completed their initial public offerings. The implied forward revenue multiple of 4.2x to 5.0x represented by the Preliminary IPO Price Range was derived in part from recent IPOs. In contrast, the companies used in determining the fair value of the Company’s common stock for its April and July 2017 grants were selected in accordance with its historical valuation analyses by reviewing publicly traded companies of comparable size and identifying those that focused primarily on developing databases, database management systems, open source software or business intelligence solutions, although not necessarily limiting that list to recently public companies. As a result, the Company’s valuation was based on more industry-specific comparable, whereas the Preliminary IPO Price Range applied a broader industry effect with more emphasis on recent market trends for newly-public-companies.

As discussed above, the Preliminary IPO Price Range implies a forward revenue multiples between 4.2x to 5.0x. The Company’s forward revenue multiples for the April and July 2017 valuations applied a forward multiple of 5.0x to the IPO scenario, similar to the comparables used by the underwriters in recommending the Preliminary IPO Range. Since the revenue multiple used for the Preliminary IPO Price Range was consistent with the revenue multiple applied by the Company in its April 2017 and July 2017 Valuations, the Company was satisfied that the comparable companies list used for these valuations was appropriate. The primary differences between the Preliminary IPO Price Range and the April and July 2017 Contemporaneous Valuations is the

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

probability of an IPO and the weighting of other scenarios in the Contemporaneous Valuations rather than assuming a single outcome. The Company’s April and July 2017 Contemporaneous Valuations took other liquidity scenarios into account and discounted the probability of an IPO occurring, whereas the Preliminary IPO Price Range only accounted for a single scenario, the successful completion of the Company’s IPO, assumed it occurs immediately and applied no illiquidity discount.

3.                                      You state that due to the proximity of the September 6 and September 15, 2017 option grants to the preliminary IPO price range, the company retrospectively assessed the fair value of such grants for financial statement purposes and recorded additional compensation expense. Tell us whether you considered reassessing the fair value of the May (sic) and July option grants considering the proximity of such grants to your IPO.

For purposes of illustration to the Staff, the Company respectfully advises the Staff that if it were to retrospectively reassess the fair values of the Company’s common stock for the April and July 2017 grants used for financial reporting purposes such amounts would be as indicated in the table below:

Grant Date	Number of Shares of Common Stock Underlying Equity Awards Granted (post 1 for 2, split)	Third -Party Valuation Date	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock	Estimated Fair Value based on Straight- line Valuation

January 31, 2017	N/A	N/A	N/A	N/A	[***]
April 5, 2017	1,845,875	January 31, 2017	$8.40	$8.40	[***]
April 19, 2017	267,500	January 31, 2017	8.40	8.40	[***]
July 13, 2017	654,050	April 30, 2017	11.18	11.18	[***]

The estimated reassessment above considers the midpoint of the preliminary IPO price range, which was previously supplementally provided to the Staff, and applies a straight-line methodology to interpolate the estimated fair values (the “Estimated Reassessed Fair Values”). The Company believes that the straight-line methodology where the Company derives the fair value of the stock awards on the grant date by increasing the

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

value of the stock in a linear straight-line manner from January 31, 2017 valuation of [***] to the September 20, 2017 valuation of [***], as previously indicated to the Staff, provides the most reasonable basis for the valuation of its common stock for financial reporting purposes because the Company did not identify any single event that occurred during the periods between the valuation dates that would have caused a material change in fair value.

The Company has determined that the Estimated Reassessed Fair Values are qualitatively and quantitatively not material to the prior reported periods, representing less than 2% of the Company’s net loss in the prior reported periods, and therefore the Company has not elected to reassess the fair values of the April 2017 and July 2017 equity awards.   Please see Appendix A for a sensitivity analysis.

If the Company were to reassess the fair values for the April and July 2017 grants, the fair value that the Company used for financial reporting purposes would exceed the exercise price of those awards. At the time of each award, the Company believes that the fair values determined by its board of directors for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Please contact me at (212) 479-6556 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Babak Yaghmaie

Babak Yaghmaie

cc:                                Dev Ittycheria, MongoDB, Inc.

Michael Gordon, MongoDB, Inc.

Andrew Stephens, MongoDB, Inc.

Eric Jensen, Cooley LLP

Nicole Brookshire, Cooley LLP

Jeffrey D. Saper, Wilson Sonsini Goodrich & Rosati, P.C.

Michael C. Labriola, Wilson Sonsini Goodrich & Rosati, P.C.

Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.

Appendix A

Sensitivity Analysis

												Incremental expense based on sensitivity analysis
Grant	Estimated Fair Value	Black Scholes value of Estimated Fair Value		Fair Value Based on Sensitivity Test		Black Scholes value of sensitivity test		Difference per Share		Difference per Share / Post Black Scholes		Q1		Q2		Q3* Estimated		Q4* Estimated		Fiscal 2018
04/05/17	$8.40	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
04/19/17	$8.40	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]	[***	]
07/13/17	$11.18	[***	]	[***	]	[***	]	[***	]	[***	]			[***	]	[***	]	[***	]	[***	]

										Total		[***	]	[***	]	[***	]	[***	]	[***	]
										Pre-tax loss (*estimated)		$(19,461,000)		$(25,827,000)		[***	]	[***	]	[***	]
										% of pre-tax loss		[***	]	[***	]	[***	]	[***	]	[***	]

[****] MongoDB, Inc. requests that the information contained in this letter, marked by brackets, be treated as confidential information pursuant to 17 C.F.R. §200.83.